McLaughlin & Stern, llp

Founded 1898

STEVEN W. SCHUSTER Partner Direct Phone: (212) 448–6216 sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	Millbrook, NY Great Neck, NY West Palm Beach, FL Ft. Lauderdale, FL

March 5, 2014

BY MAIL AND EDGAR TRANSMISSION

Mr. Patrick Kuhn

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.
Item 4.01 Form 8-K
Filed August 20, 2013
File No. 000-54520

Dear Mr. Kuhn:

On behalf of our client, Xiangtian (USA) Air Power Co., Ltd. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated September 13, 2013 with respect to the Company’s Form 8-K filed on August 20, 2013 (File No. 000-54520) (the “8K”). For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments. The amended filing for Form 8-KA was filed on March 4, 2014 (the 8KA”).

1.	Please amend your filing to include all of the information required by Item 304 of Regulation S-K. Specifically, disclose following items:

a.	Whether your former auditor resigned, declined to stated for reelection of was discharged (one of these must be specifically stated in the filing);

The 8KA discloses that the former auditor was dismissed.

b.	The date resignation or discharge;

The 8KA discloses that the Board of Directors authorized the dismissal on June 7 to be effective on June 8, 2013.

c.	Whether the decision was recommended or approved by the Board of Directors or a committee thereof;

The 8KA discloses that the decision was approved by the Board of Directors.

d.	Whether the auditor had issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification;

The 8KA discloses that “The report of GBH [the former auditor] regarding the Company’s financial statements for the fiscal year ended July 31, 2012 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit report of GBH on the Company’s financial statements for fiscal year ended July 31, 2012contained an explanatory paragraph which noted that there was substantial doubt about the Company’s ability to continue as a going concern.”

e.	Whether in connection with audits of the two most recent years through the date of resignation or discharge there were any disagreements with the former auditor on any matter which, if not resolved to the satisfaction of the auditor, would have caused the auditor to make reference in its report to the matter. Among other items specified in S-K304 (a) (1) (iv), the filing should describe the subject matter of any such agreement. Disagreements required to be reported include both those resolved to the satisfaction of the auditor and those not resolved to the satisfaction of the auditor.

The 8KA discloses that “During the fiscal year ended July 31, 2012, and during the period from June 19, 2012 to June 7, 2013, the date of dismissal, (i)there were no disagreements with GBH on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of GBH would have caused it to make reference to such disagreement in its reports; and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.”

f.	If there were any reportable events described under S-K 304(a)(1)(v) during the two most recent tears and any interim period preceding the former auditor’s resignation or discharge;

See response to item (e) above.

g.	A letter from the auditor addressing the disclosures as Exhibit 16.

The letter from the prior auditor is attached as Exhibit 16.1.

In connection with responding to our comments, enclosed please find, in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Yours truly,

/s/ Steven Schuster
Steven Schuster

Xiangtian (USA) Air Power Co. Ltd.

Unit 602 Causeway Bay Comm. Bldg 1

Sugar Street, Causeway Bay

Hong Kong, China

February 28, 2014

Patrick Kuhn

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Xiangtian (USA) Air Power Co., Ltd.
Item 4.01 Form 8-k
Filed August 20, 2013
File No. 000-54520

Dear Mr. Kuhn:

We are writing in response to your letter dated September 13, 2013, with respect to the above-referenced report filed by Xiangtian (USA) Air Power Co., Ltd. (“Xiangtian” or the “Company”).

In responding to your comments, we will amend of our filing, and we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing with the Commission;

•	staff comments or changes to disclosure in our filing made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Xiangtian (USA) Air Power Co., Ltd.

By:	/s/ Deng Rong Zhou
Name:	Deng Rong Zhou
Title:	Chief Executive Officer